Juniper Networks, Inc.

1194 North Mathilda Avenue

Sunnyvale, California 94089

September 2, 2010

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Fax No.: (202) 772-9210

Attn:	Mark P. Shuman, Branch Chief- Legal

    Matthew Crispino

Re:	Juniper Networks, Inc.

   Registration Statement on Form S-3 (File No. 333-168733)

Acceleration Request

    Requested Date: Friday, September 3, 2010

    Requested Time: 4:30 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Juniper Networks, Inc. (the “Company”) hereby respectfully requests that the above-referenced registration statement on Form S-3 (the “Registration Statement”) be declared effective on the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes each of Katharine A. Martin and Lisa L. Stimmell of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, to make such request on our behalf.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities and Exchange Commission

September 2, 2010

•

the Company may not assert comments that it has received from the Staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Lisa L. Stimmell of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 849-3424. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Lisa L. Stimmell via facsimile at (650) 493-6811 and via mail to Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304.

Please direct any questions or comments regarding this acceleration request to Lisa L. Stimmell at (650) 849-3424.

Very truly yours,

JUNIPER NETWORKS, INC.

/s/ Mitchell L. Gaynor
Mitchell L. Gaynor
Senior Vice President and General Counsel

cc:	Lisa Stimmell, Wilson Sonsini Goodrich & Rosati, Professional Corporation